Exhibit 99.1

Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2017, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for January to September 2017 are available at our website: www.itau.com.br/investor-relations

Comparison between BRGAAP1 and IFRS

					R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
		Sep/30/2017			Dec/31/2016
Total Assets	1,466,000	(92,482)	1,373,518	1,427,084	(73,843)	1,353,241
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives [3]	814,453	(16,528)	797,926	767,222	(16,395)	750,827
Loan Operations	467,831	218	468,049	491,225	(859)	490,366
(-) Allowance for Loan Losses [4]	(34,702)	7,340	(27,362)	(35,986)	9,014	(26,972)
Other Financial Assets [5]	119,494	(63,317)	56,177	106,458	(52,541)	53,917
Tax Assets [6]	59,954	(20,732)	39,221	61,210	(16,936)	44,274
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	38,970	537	39,507	36,954	3,875	40,829

Current Liabilities and Long Term Liabilities	1,330,861	(101,034)	1,229,827	1,299,869	(81,442)	1,218,427
Deposits	359,904	-	359,904	329,414	-	329,414
Deposits Received Under Securities Repurchase Agreements [3]	336,951	(17,758)	319,193	366,038	(16,874)	349,164
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	248,051	5	248,055	257,167	(228)	256,939
Other Financial Liabilities [5]	130,167	(62,664)	67,503	123,604	(51,772)	71,832
Reserves for Insurance, Private Pension and Capitalization	177,521	331	177,852	156,656	567	157,223
Provisions and Other Liabilities	56,559	(5,795)	50,764	49,320	(1,301)	48,019
Tax Liabilities [6]	21,708	(15,153)	6,556	17,670	(11,834)	5,836

Total Stockholders' Equity	135,139	8,552	143,691	127,215	7,599	134,814
Non-controlling interests	11,508	773	12,281	11,625	607	12,232
Controlling Stockholders' Equity [7]	123,631	7,779	131,410	115,590	6,992	122,582

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as net effect of Assets and Liabilities;
[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
[7]	Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation

						R$ million
Adjustments	Equity	Result
	Sep/30/2017	3rdQ/17	2ndQ/17	3rdQ/16	jan-sep/17	jan-sep/16
BRGAAP - Values Attributable to Controlling Stockholders	123,631	6,077	6,014	5,394	18,143	16,097
(a) Allowance for Loan Losses	5,548	(89)	71	24	(166)	1,085
(b) Adjustment to market value of shares and quotas	305	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	453	(4)	(3)	(4)	(11)	(11)
(d) Effective interest rate	(77)	(2)	1	5	(1)	25
(e) Financial Leasing Operation	626	(33)	(34)	37	(91)	123
(f) Other adjustments	924	98	320	105	544	(47)
IFRS - Values Attributable to Controlling Stockholders	131,410	6,048	6,369	5,561	18,418	17,271
IFRS - Values Attributable to Minority Stockholders	12,281	(130)	423	61	170	371
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	143,691	5,918	6,792	5,622	18,588	17,642
Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction In Its value (Incurred Loss). On BRGAAP, the expected less model Is used 8.

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly on Equity, with no Impact on the Income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective Interest rate, which appropriates the revenues and costs directly attributed to the acquisition. Issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17) the financial leasing operations are recorded as Fixed Assets on the other hand of Other Financial Liabilities. On BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for Jaunuary to September, 2017

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

										R$ million
Recurring Result	3rdQ/17			2ndQ/17			jan-sep/17			jan-sep/16
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	6,077	6,048	(29)	6,014	6,369	355	18,143	18,418	275	16,097	17,271	1,174
Exclusion of the Non-Recurring Events	177	52	(125)	155	31	(123)	455	72	(383)	308	140	(168)
Goodwill Amortization	125	-	(125)	123	-	(123)	373	-	(373)	308	-	(308)
Disposal of IRB shares	(155)	(155)	-	-	-	-	(155)	(155)	-	-	-	-
Provision for Contingencies	70	70	-	55	55	-	143	143	-	143	143	-
Civil Lawsuits - Economic Plans	61	61	-	22	22	-	101	101	-	136	136	-
Tax and Social Security	9	9	-	33	33	-	42	42	-	6	6	-
Impairment	137	137	-	7	7	-	144	144	-	9	9	-
Program for the Settlement or Installment Payment of Taxes	-	-	-	-	-	-	-	-	-	(12)	(12)	-
Others	-	-	-	(31)	(31)	-	(51)	(60)	(10)	(140)	-	140
Recurring Result - Attributable to Controlling Stockholders	6,254	6,100	(154)	6,169	6,400	231	18,599	18,490	(109)	16,405	17,410	1,006

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, October 30, 2017.

Alexsandro Broedel Lopes

Investor Relations Officer

Itaú Unibanco Holding S.A.